SECUR 05039905 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50175

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Acorn Overseas Securities Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 East 53rd St. Ste. 4900
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aaron Fischer 212-838-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio & Associates LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd St., Ste 1313, New York NY 10165
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED
MAR 01 2005
PROCESSING
WASH. D.C.
202 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Aaron Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acorn Overseas Securities Co, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEMARY G. LOMBARD
Notary Public, State of New York
No. 31-4979196
Qualified in Westchester County
Commission Expires March 25, 2007

Signature

FINANCIAL + OPERATIONS PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACORN OVERSEAS SECURITIES CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Acorn Overseas Securities Co.:

We have audited the accompanying statement of financial condition of Acorn Overseas Securities Co. as of December 31, 2004. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Acorn Overseas Securities Co. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 25, 2005

ACORN OVERSEAS SECURITIES CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Receivable from brokers	$ 2,604,544
Investments owned:	
Marketable, at market value	7,103,276
Not readily marketable, at fair value	2,840,334
Derivative contracts, at fair value	491,244
Dividends and interest receivable	39,639
TOTAL ASSETS	$ 13,079,037

LIABILITIES AND SHAREHOLDERS' EQUITY

Payable to brokers	$ 2,129,316
Securities sold, not yet purchased, at market value	3,013,761
Incentive and management fees payable	485,770
Accounts payable and accrued expenses	900,560
TOTAL LIABILITIES	6,529,407
Shareholders' equity	
Common stock, $.10 par value, authorized 500,000 shares, 150 shares issued and outstanding	15
Additional paid in capital	15,161,977
Accumulated deficit	(8,612,362)
Shareholders' equity	6,549,630
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$13,079,037

The accompanying notes are an integral part of this financial statement.

ACORN OVERSEAS SECURITIES CO.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Acorn Overseas Securities Co. (the "Company") is an exempted company incorporated on February 21, 1997 in the Cayman Islands with limited liability and it commenced operations as a broker and dealer on August 1, 1997.

The Company is registered as a broker and dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

Securities Transactions and related revenues and expenses are recorded in the financial statements on a trade date basis.

Basis of Accounting

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars.

Valuation of Investments

Investments owned, securities sold, not yet purchased, and derivative contracts are stated at market or fair value with related changes in unrealized appreciation or depreciation reflected in net trading gains. Market value is generally based on quoted prices or broker or dealer quotations. In the absence of readily discernible market values, the Company carries its investments at their fair values. However, because of the inherent uncertainty of valuation, the estimated fair values may differ from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Dividends and Interest

Dividends are recorded as of the ex-dividend date. Interest is accounted for on the accrual basis.

NOTE 1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The financial statements do not include a provision for U.S. income taxes because the Company is not considered to be engaged in a trade or business within the United States as a result of its trading activities for its own account. The Cayman Islands currently has no income or capital gains tax.

Derivative Contracts

Derivative contracts include options, warrants, foreign currency forward contracts and swaps, and are recorded at market or fair value. In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure investments to economically match the investment objectives of the Company.

Market values are determined by using quoted market prices when available; otherwise, fair values are based on dealer quotations.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which may qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

NOTE 2. INVESTMENTS OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Investments owned and securities sold, not yet purchased, at market or fair value at December 31, 2004 are:

	Investments Owned	Securities Sold, Not Yet Purchased
Common, preferred and other	$ 5,635,002	$ 2,897,502
Corporate debt	1,457,504	13,430
Government debt	10,770	102,829
Total Marketable	7,103,276	3,013,761
Not readily marketable	2,840,334	-
	$ 9,943,610	$ 3,013,761

Securities sold, not yet purchased represent obligations of the company to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations. Not readily marketable securities are mostly corporate debt securities. All investments owned are pledged to the clearing brokers on terms which permit those parties to sell or pledge the securities to others subject to certain limitations.

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company trades various financial instruments and enters into various investments activities with off-balance sheet risk. These financial instruments included securities sold, not yet purchased, foreign currency forward contracts, options written and equity swap agreements. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the underlying financial instruments may be in excess of the amounts recognized in the statement of financial condition.

NOTE 3 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

The Company is engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability on the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value.

The following table reflects the fair value of the Company's outstanding derivative financial instruments at December 31, 2004.

	Fair Value at December 31, 2004	
	Assets	Liabilities
Swap contracts	$ 491,244	$ -
	$ 491,244	$ -

All option contracts are exchange traded. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

NOTE 4. RECEIVABLE FROM BROKERS

All security transactions of the Company are cleared by major securities firms, which are primarily located in the New York Metropolitan area. At December 31, 2004, the majority of receivable from brokers, investments owned and securities sold, not yet purchased are positions with and amounts due from these brokers.

NOTE 5. INVESTMENT MANAGERS

The Company has engaged investment managers to manage its assets. At the end of each fiscal year, certain investment managers receive an incentive fee of 20% based upon their earnings. Some investment managers are also entitled to receive a specified management fee of approximately 2% of net assets per annum.

NOTE 6. NET CAPTIAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC"). The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital equal to the greater of $100,000 or six and two-thirds percent of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had excess net capital or $676,156 after giving effect to a net capital requirement of $100,000.